ProFrac Holding Corp.

333 Shops Boulevard, Suite 301

Willow Park, Texas 76087

(254) 776-3722

September 26, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attention:     Cheryl Brown

            Liz Packebusch

Re:	ProFrac Holding Corp. (the “Registrant”)

Registration Statement on Form S-4, as amended

File No. 333-267168

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-267168), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on August 30, 2022, as amended by Amendment No. 1, filed with the Commission on September 22, 2022 (as so amended, the “Registration Statement”).

On behalf of ProFrac Holding Corp., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 4:00 P.M., Washington, D.C. time, on Wednesday, September 28, 2022, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Samuel P. Williams, Esq. of Brown Rudnick LLP at (617) 856-8353 and that such effectiveness also be confirmed in writing. Thank you for your assistance in this matter.

Very truly yours, PROFRAC HOLDING CORP.

By:	/s/ Lance Turner
Name:	Lance Turner
Title:	Chief Financial Officer

cc:	Robert Willette, ProFrac Holding Corp.

Samuel P. Williams, Esq., Brown Rudnick LLP

James E. Bedar, Esq., Brown Rudnick LLP